SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                    LASER POWER CORPORATION
                        (Name of Issuer)

             Common Stock, par value $.001 per share
                 (Title of Class of Securities)

                           51806K 10 4
                          (CUSIP Number)


                           Ronald Basso
            Buchanan Ingersoll Professional Corporation
                    One Oxford Centre, 20th Floor
                         301 Grant Street
                       Pittsburgh, PA 15219
                           412-562-3943
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                         February 1, 2000
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box    .
                                                        ---


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS:

   II-VI Incorporated
   I.R.S. IDENTIFICATION NO: 25-1214948


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)
                                                          ---
                                                      (b)
                                                          ---


3  SEC USE ONLY


4  SOURCE OF FUNDS

   BK


5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
   ITEMS 2(d) OR 2(e)                                     ---


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Pennsylvania


Number of Shares            7   SOLE VOTING POWER
Beneficially Owned by           1,252,100
Each Reporting Person
       With                 8   SHARED VOTING POWER

                                0

                            9   SOLE DISPOSITIVE POWER

                                1,252,100

                            10  SHARED DISPOSITIVE POWER

                                0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    1,252,100 Shares


12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
                                                          ---


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5%


14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

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

     This Amendment No. 2 to Schedule 13D (the "Amendment") amends the Schedule 13D originally filed on September 29, 1999, amended on October 7, 1999, by II-VI Incorporated, a Pennsylvania corporation, with respect to its ownership of common stock, par value $.001 per share, of Laser Power Corporation, a Delaware corporation. This Amendment No. 2 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D; however, Items 1 through 6 are restated in their entirety for convenience.

Item 1.  Interest In Securities Of The Issuer

     This statement relates to the common stock, par value
$.001 per share (the "Laser Power Common Stock"), of Laser Power
Corporation, a Delaware corporation ("Laser Power"). The principal executive offices of Laser Power are located at 12777
High Bluff Drive, San Diego, California 92130.

Item 2.  Identity And Background

         This statement is being filed by II-VI Incorporated, a Pennsylvania corporation (the "Reporting Person"). The Reporting Person's principal executive offices and principal business are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

         The Reporting Person designs, manufactures and markets optics and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Reporting Person's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. These lasers are used for industrial processing throughout the world. The Reporting Person manufactures near-infrared and visible-light products for industrial, scientific and medical applications and solid-state (such as YAG and YLF) lasers. The Reporting Person manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry. The majority of the Reporting Person's revenues are attributable to the sale of optical components for the industrial laser processing industry.
          The name, business address and present principal occupation or employment of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A, which is incorporated herein by reference.

         Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source And Amount Of Funds Or Other Consideration

         The Reporting Person purchased 1,250,000 shares of the Laser Power Common Stock on September 21, 1999 for an aggregate purchase price of $2,750,000. The Reporting Person

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

borrowed 100% of these funds from PNC Bank, National Association, under an existing credit facility. This credit facility is attached as Exhibit 1 and is incorporated herein by reference.

Item 4.  Purpose Of Transaction

         (a) through (i). The Reporting Person acquired shares of Laser Power Common Stock to facilitate the acquisition of control of Laser Power by the Reporting Person by means of a negotiated merger, the election of a majority of Laser Power's Board of Directors, a tender offer, or otherwise. While the Reporting Person still desires to acquire control of Laser Power, it has decided not to seek to replace the current
Laser Power Board of Directors with its own nominees and it will not solicit proxies for the Laser Power 2000 annual meeting of stockholders.

         The Reporting Person intends to continue to seek to acquire control of Laser Power and to that end the Reporting Person may (a) acquire additional securities of Laser Power from time to time in the open market, in private transactions, or otherwise; provided that the Reporting Person may dispose of any or all of the shares of Laser Power Common Stock it owns at any time in the open market or in private transactions, in any case, in compliance with applicable securities laws; or (b) seek to negotiate a merger or other extraordinary transaction with Laser Power by which the Reporting Person would acquire control of Laser Power, which would likely result in changes to the directors and management of Laser Power and which could cause the outstanding Laser Power Common Stock to be delisted from NASDAQ. However, the Reporting Person does not presently intend to
(d) seek to change the present board of directors and management of Laser Power; or (g) seek to change Laser Power's charter or bylaws to eliminate or modify any provisions which the Reporting Person determines may impede the acquisition of control of Laser Power by the Reporting Person.

         The Reporting Person's ability to acquire more than 15% of the outstanding shares of Laser Power common stock without the approval of Laser Power's Board of Directors is limited by (i) Section 203 of the Delaware General Corporation Law and (ii) the Share Purchase Rights Plan adopted by Laser Power's Board of Directors on October 15, 1999.

Item 5.  Interest In Securities Of The Issuer

         (a) As of the date hereof, the Reporting Person beneficially owns 1,252,100 shares, or 14.5% of the issued and outstanding Laser Power Common Stock, based on 8,644,917 shares of Laser Power Common Stock outstanding as of January 24, 2000, as reported in Laser Power's Definitive Proxy Statement filed January 28, 2000.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,252,100 shares of Laser Power Common Stock.

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

         (c) On June 17, 1999, the Reporting Person purchased 100 shares of Laser Power Common Stock on the open market at a price of $0.75 per share. On January 7, 2000, the Reporting Person purchased an additional 2,000 shares of Laser Power Common Stock on the open market for $2.75 per share. Both of these transaction were effected through a broker-dealer. Other than these transaction and the transaction described in Item 3 above, which item is incorporated herein by reference, there have been no transactions with respect to Laser Power Common Stock within the last 60 days by the Reporting Person.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Laser Power except that Proxima Corporation ("Proxima"), which was the seller of the shares of Laser Power Common Stock purchased by the Reporting Person in the transaction described in
Item 3 hereof, was a party to a Registration Rights Agreement dated June 13, 1997 with Laser Power and Union Miniere, Inc. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference, Proxima had certain registration rights with respect to such shares. Pursuant to an Assignment and Assumption Agreement dated as of September 21, 1999, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference, Proxima assigned its rights with respect to such shares under the Registration Rights Agreement to the Reporting Person in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material To Be Filed As Exhibits

1.       Amended and Restated Letter Agreement, dated
         March 26, 1999, by and between PNC Bank, National
         Association and II-VI Incorporated for Committed
         Line of Credit and Japanese Yen Term Loan.*

2.       Letter dated September 22, 1999 from Francis J. Kramer,
         President and Chief Operating Officer of II-VI
         Incorporated to Robert G. Klimasewski, Chairman of
         Laser Power Corporation.*


3.       Letter dated September 22, 1999 from Robert G.
         Klimasewski, Chairman of Laser Power Corporation, to
         Francis J. Kramer, President and Chief Operating Officer of II-VI Incorporated.*

4. Registration Rights Agreement dated as of June 13, 1997 by and among Laser Power Corporation, Proxima
         Corporation and Union Miniere Inc.*

5. Assignment and Assumption Agreement dated as of September 21, 1999 by and between Proxima Corporation and II-VI Incorporated.*


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

       * Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 29, 1999 and incorporated herein by reference.

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

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2000            /s/ James Martinelli
                                        James Martinelli
                                    Chief Financial Officer


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



                           ANNEX A
                           -------


INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                     II-VI INCORPORATED

     The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of II-VI Incorporated. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is II-VI Incorporated, 675 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

                DIRECTORS OF II-VI INCORPORATED

Carl J. Johnson       Chairman and Chief Executive Officer
                      of II-VI Incorporated.

Francis J. Kramer     President and Chief Operating Officer
                      of II-VI Incorporated.

Thomas E. Mistler     President and Chief Executive Officer, ESCO
                      Holding Corp. and Engineered Arresting Systems
                      Corporation.  His business address is:  2550
                      Market Street, Aston, Pennsylvania 19014.


Richard W. Bohlen     Retired; formerly Senior Vice President,
                      Operations, Rockwell International Corporation.
                      His business address is: 3 East Arrowhead
                      Circle, Santa Fe, New Mexico 87501.

Duncan A.J. Morrison  President of ARRI Canada Ltd.  Mr. Morrison
                      is a Canadian citizen. His business address is: ARRI Canada Ltd., 26 Irwin Avenue, Toronto, Ontario, M4Y 1L2 Canada.

Peter W. Sognefest    President and Chief Executive Officer of
                      Xymox Technologies, Inc. His business address is: Xymox Technologies, Inc., 9099 West Dean
                      Road, Milwaukee, Wisconsin 53224.


             EXECUTIVE OFFICERS OF II-VI INCORPORATED
                 (WHO ARE NOT ALSO DIRECTORS)

Herman E. Reedy       Vice President and General Manager of Quality
                      and Engineering

James Martinelli      Treasurer and Chief Financial Officer


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